Modern Capital Funds Trust N-1A/A

Exhibit 99(p)(2)

MODERN CAPITAL MANAGEMENT CO.

CODE OF ETHICS

Fiduciary Duty – Statement of Policy

The Firm is a fiduciary of its Clients and owes each Client an affirmative duty of good faith and full and fair disclosure of all material facts. The adviser’s fiduciary duty is particularly pertinent whenever the adviser is in a situation involving a conflict or potential conflict of interest. The Firm and all Employees must affirmatively exercise authority and responsibility for the benefit of Clients, and may not participate in any activities that may conflict with the interests of Clients except in accordance with this Manual. In addition, Employees must avoid activities, interests and relationships that might interfere or appear to interfere with making decisions in the best interests of the Firm’s Clients. Accordingly, at all times, we must conduct our business with the following precepts in mind:

●	Place the interests of Clients first.
●	Moderate gifts and entertainment.
●	Keep information confidential.
●	Comply with the federal securities law and all other laws and regulations applicable to the Firm’s business.
●	Seek advice when in doubt about the propriety of any action or situation.

MODERN CAPITAL MANAGEMENT CO.

Material Non Public Information

Background

In the course of business, the Firm and its Employees may have access to various types of material non-public information about issuers, securities or the potential effects of the Firm’s own investment and investment advisory on the market for securities. Investment advisory while in possession of material non-public information or communicating such information to others who may trade on such information is a violation of the securities laws. This conduct is frequently referred to as “insider investment advisory” (whether or not one is an “insider”).

While the law concerning insider investment advisory is not static, it is generally understood to prohibit:

●	investment advisory by an insider while in possession of material non-public information, and in the case of an investment adviser, information pertaining to the adviser’s positions or trades for its clients may be material non-public information;
●	investment advisory by a non-insider while in possession of material non-public information, where the information either was disclosed to the non-insider in violation of an insider’s duty to keep it confidential or was misappropriated;
●	communicating material non-public information to others; or
●	investment advisory ahead of research reports or recommendations prepared by the Firm.

Concerns about the misuse of material non-public information by the Firm or Employees may arise primarily in two ways. First, the Firm may come into possession of material non-public information about another company, such as an issuer in which it is investing for Clients or in which its own personnel might be investing for their own accounts.

Second, the Firm as an investment adviser has material non-public information in relation to its own business. The SEC has stated that the term “material non-public information” may include information about an investment adviser’s securities recommendations, as well as securities holdings and transactions of Clients.

Who is an Insider? The concept of “insider” is broad. It includes officers, directors and employees of a company. In addition, a person can be a “temporary insider” if he or she enters into a special confidential relationship in the conduct of a company’s affairs and as a result is given access to information solely for the company’s purposes. A temporary insider can include, among others, a company’s attorneys, accountants, consultants, and bank and the employees of such organizations. In addition, a person who advises or otherwise performs services for a company may become a temporary insider of that company. An Employee of the Firm could become a temporary insider to a company because of the Firm’s and/or Employee’s relationship to the company (e.g., by having contact with company executives while researching the company). A company must expect the outsider to keep the disclosed non-public information confidential and the relationship must at least imply such a duty before the outsider will be considered an insider or temporary insider.

MODERN CAPITAL MANAGEMENT CO.

What is Material Information? Investment advisory on non-public information is not a basis for liability unless the information is material. “Material information” generally is defined as information for which there is a substantial likelihood that a reasonable investor would consider it important in making his or her investment decisions, or information that is reasonably certain to have a substantial effect on the price of a security. Information that Employees should consider material includes, but is not limited to: dividend changes, earnings estimates, changes in previously released earnings estimates, significant merger or acquisition proposals or agreements, major litigation, liquidation problems, knowledge of an impending default on debt obligations, knowledge of an impending change in debt rating by a statistical rating organization, and extraordinary management developments.

Material information does not have to relate to the issuer’s business. For example, in one case the Supreme Court considered as material certain information about the contents of a forthcoming newspaper column that was expected to affect the market price of a security. In that case, a reporter at The Wall Street Journal was found criminally liable for disclosing to others the date that reports on various companies would appear in The Wall Street Journal and whether those reports would be favorable or not.

In addition, as indicated, the SEC has stated that information concerning an investment adviser’s holdings or transactions may be material non-public information.

What is Non-public Information? Information is non-public until it has been effectively communicated to the marketplace. One must be able to point to some fact to show that the information is generally public. For example, information found in a report filed with the SEC, or appearing in Dow Jones, Reuters Economic Services, The Wall Street Journal or other publications of general circulation would be considered public.

What is Tipping? Tipping involves providing material non-public information to anyone who might be expected to trade while in possession of that information. An Employee may become a “tippee” by acquiring material non-public information from a tipper, which would then require the Employee to follow the procedures below for reporting and limiting use of the information.

Penalties for Insider Investment advisory. Penalties for investment advisory on or communicating material non-public information are severe, both for individuals involved in such unlawful conduct and their employers, and may include fines or damages up to three times the amount of any profit gained or loss avoided. A person can be subject to some or all of the applicable penalties even if he or she does not personally benefit from the violation.

Policy

The Firm forbids any Employee to trade, either personally or on behalf of others, including Clients, while in possession of material non-public information or to communicate material non-public information to others in violation of the law. The Firm’s insider investment advisory prohibitions apply to all Employees and extend to activities within and outside their duties as Employees of the Firm.

In addition, it is the policy of the Firm that all information about Client securities holdings and transactions is to be kept in strict confidence by those who receive it, and such information may be divulged only within the Firm and to those who have a need for it in connection with the performance of services to Clients.

MODERN CAPITAL MANAGEMENT CO.

Procedures

Identification and Protection of Insider Information. If an Employee believes that he or she is in possession of information that is material and non-public, or has questions as to whether information is material and non-public, he or she should take the following steps:

●	Report the matter immediately to the Chief Compliance Officer, who will document the matter.
●	No purchasing or selling the securities on behalf of himself or herself or others.
●	Refrain from communicating the information inside or outside the Firm other than to the Chief Compliance Officer.

If the Chief Compliance Officer determines that an Employee is in possession of material nonpublic information, he or she will notify all Employees that the security is restricted. All decisions about whether to restrict a security, or remove a security from restriction, will be made by the Chief Compliance Officer. Restrictions on such securities also extend to options, rights and warrants relating to such securities. When a security is restricted, all new investment advisory activity of such security shall cease, unless approved in writing by the Chief Compliance Officer. If investment advisory in a security is restricted, Employees are prohibited from communicating that fact to anyone outside the Firm. A security will be removed from restriction if the Chief Compliance Officer determines that no insider investment advisory issue remains with respect to such security (for example, if the information becomes public or no longer is material).

Restricting Access to Material Non-public Information. Documents and files that contain material non-public information must be secure in order to minimize the possibility that such information will be transmitted to an unauthorized person. Such documents and files must be stored in locked file cabinets or other secure locations and confidential information accessible by computer should be maintained in computer files that are password protected or otherwise secure against access by unauthorized persons. Employees may not discuss material non-public authorized to receive such information, and should thus avoid discussions of material non-public information in hallways, elevators, trains, subways, airplanes, restaurants and other public places generally. The use of speaker phones or cellular telephones also should be avoided in circumstances where such information may be overheard by unauthorized persons.

MODERN CAPITAL MANAGEMENT CO.

Personal Securities Transactions

Background

Employee investments must be consistent with the mission of the Firm always to put Client interests first and with the requirements that the Firm and its Employees not trade on the basis of material non-public information concerning the Firm’s investment decisions for Clients or Client transactions or holdings.

Rule 204A-1 under the Advisers Act requires in effect that a registered investment adviser’s access persons (“Access Persons”) report their transactions and holdings periodically to the Chief Compliance Officer and that the adviser review these reports.

Under the SEC definition, the term Access Person includes any Employee who has access to nonpublic information regarding Clients’ purchase or sale of securities, is involved in making securities recommendations to (or in the case of a discretionary manager, investment decisions on behalf of) Clients or who has access to such recommendations that are non-public.

Transaction Reporting Requirements. All Access Persons must file with the Chief Compliance Officer initial and annual holdings reports and quarterly transaction reports with respect to all securities of which he or she is a “Beneficial Owner,” except holdings or transactions in the following securities (“Exempt Securities”):

●	direct obligations of the Government of the United States;
●	money market instruments - bankers’ acceptances, bank certificates of deposit, commercial paper, repurchase agreements and other high quality short-term debt instruments;
●	money market fund shares;
●	shares of other types of mutual funds (although if the Firm acts as the investment adviser for a registered fund, Access Person transactions in shares of such fund will become reportable); and
●	units of a unit investment trust if the unit investment trust is invested exclusively in unaffiliated mutual funds.

“Beneficial Owner” of securities means any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares a direct or indirect pecuniary interest in the securities. The term pecuniary interest means the opportunity to profit or share in any profit from a transaction in the security. An Access Person is presumed to be the Beneficial Owner of accounts of the Access Person and immediate family members who share the Access Person’s household. All such accounts are referred to as “Access Person Accounts.” The Firm has determined to consider “Access Person Accounts” also to include accounts of others who share the Access Person’s household, anyone to whose support the Access Person materially contributes and other accounts over which the Access Person exercises discretion or a controlling influence. To exclude such an account from the reporting requirements, the Access Person must provide the Chief Compliance Officer with written documentation showing that someone else has been retained or has been granted investment discretion over the account or otherwise demonstrating that the account should not be considered an Access Person account. Reports need not be filed with respect to transactions effected pursuant to an automatic investment plan or in an account over which the Access Person has no direct or indirect influence or control.

MODERN CAPITAL MANAGEMENT CO.

Policy & Procedure

MCM’s Code also requires employees to: 1) pre-clear certain personal securities transactions in IPOs and private offerings, 2) report personal securities transactions on at least a quarterly basis, and 3) provide the MCM with a detailed summary of certain holdings (both initially upon commencement of employment and annually thereafter) over which such employees have a direct or indirect beneficial interest.

On occasion, the MCM’s employees may buy or sell securities recommended to clients. If the possibility of a conflict of interest occurs, the client's interest will prevail. It is the policy of the MCM that priority will always be given to the client's orders over the orders of an employee of the Company.

MCM’s compliance department reviews employee trades. Since client trades are primarily in open-end mutual funds, exchange-traded funds, or variable products that are either priced at net asset value daily or a large trading volume exists, MCM does not expect material conflicts of interest to exist between employee trading and its clients.

MODERN CAPITAL MANAGEMENT CO.

Gifts, Entertainment and Contributions

Background

The giving or receiving of gifts or other items of value to or from persons doing business or seeking to do business with the Firm could call into question the independence of its judgment as a fiduciary of its Clients. If the Firm and/or Employee were found to be acting in a position of undisclosed conflict of interest, it could be sanctioned under Section 206 of the Advisers Act.

In addition, ERISA prohibits the acceptance of fees, kickbacks, gifts, loans, money, and anything of value that are given with the intent of influencing decision-making with respect to any employee benefit plan. The acceptance or offering of gifts, entertainment or other items may be viewed as influencing decision-making and therefore unlawful under ERISA. Many public employee benefit plans are subject to similar restrictions.

Other federal laws and regulations prohibit firms and their employees from giving anything of value to employees of various financial institutions in connection with attempts to obtain any business transaction with the institution, which is viewed as a form of bribery. Finally, providing gifts and entertainment to foreign officials may violate the Foreign Corrupt Practices Act.

Regarding political contributions, the SEC has stated that investment advisers who seek to influence the award of advisory contracts by public entities by making political contributions to public officials may cause such officials to compromise their fiduciary duty to such entities.

Policy – The Firm intends to rely upon the affiliated broker-dealer’s procedures.

No employee or immediate family member may accept from, or give to, any person or company which has business dealings with the Firm, gifts or gratuities (including favors, consideration, discounts, and the like, which are not generally available to all employees) which go beyond common courtesies usually associated with accepted business practice or are valued over $100.

●	Cash gifts may not be given to, or accepted from, any person who has business dealings with the Firm.
●	Tangible gifts (such as gift baskets, annual calendars, guidebooks) and cash equivalent gifts (such as gift certificate or gift cards) may be given to, or accepted from, persons having business dealings with the Firm. However, the amount of such gifts must not exceed $200.
●	Under no circumstances may cash gifts or cash equivalent gifts be made to investors. Other gifts, favors and entertainment extended to investors are subject to the guidelines set forth herein as to entertainment and tangible gifts.
●	In those circumstances where the nature of the relationship with the third party is unusually sensitive or the gift in question seems extraordinary, the employee must either obtain advance approval from the CCO, or where advance approval is not practical, the employee must request approval from such officer to retain or give the item in question.

MODERN CAPITAL MANAGEMENT CO.

●	No employee may accept or provide entertainment from or to any person having business dealings with the Firm, except as described below.
●	Regarding gift-giving between employees of the Firm, employees in a subordinate/supervisory relationship are not to exchange favors or gifts, which could, or appear to, give rise to an obligation. In general, gifts between employees should be of a nominal value, given voluntarily and only in regard to customary gift-giving occasions, such as December holidays or birthdays.

Regarding entertainment, each employee is expected to use professional judgment in entertaining and in being entertained by a business associate. Employees may accept or provide invitations to lunch, dinner, or other social events (ball games, concerts, etc.) as an expression of normal business courtesy, provided that they are not intended to induce special consideration or advantage.

Provided that the employee and business associate both attend, an employee may accept from, or provide to, a business associate:

●	Breakfast, luncheon, dinner or reception, ticket to a sporting event or the theater, or comparable entertainment, that is not so frequent, so costly, nor so expensive as to raise any question of impropriety.
●	Entertainment involving an overnight stay or air travel should be brought to the attention of the CCO prior to accepting the invitation.

If the employee and the business associate are not both present at such sporting, theater or other entertainment event, the entertainment shall be deemed a gift, and be subject to the foregoing the $100 gift limit. Unless a gift valued under $100 is actually paid for by the Firm, employees are required to keep a log of all gifts as described above under $100 received or given by them during the year and complete the relevant certification concerning gifts annually. Gifts valued at $100 or more that are given or received (and not paid for by the Firm) must be reported on the annual “Compliance Acknowledgement.”

Charitable Contributions. Employees may not solicit charitable contributions from Clients, brokers, vendors, or other persons that do business with the Firm without the prior approval of the Chief Compliance Officer, who shall maintain a record of each such solicitation.

ERISA Considerations. Employees should never offer gifts or other favors for the purpose of influencing ERISA Client or prospective Client decision-making. Entertainment of ERISA or public plan trustees may be permissible if there is a business purpose for the entertainment (e.g., review of account performance), but any such entertainment must be consistent with any Code of Conduct of the plan.

MODERN CAPITAL MANAGEMENT CO.

Outside Business Activities

Background

The Firm’s fiduciary duties to Clients dictate that the Firm and its Employees devote their professional attention to Client interests above their own and those of other organizations.

Policy - The Firm intends to rely upon the affiliated broker-dealer’s procedures.

Employees may not engage in any of the following outside business activities without the prior written consent of the Chief Compliance Officer. Employees may not:

●	be engaged in any other business;
●	be an officer of or employed or compensated by any other person for business-related activities;
●	serve as general partner, managing member or in a similar capacity with partnerships, limited liability companies or private funds other than those managed by the Firm or its affiliates;
●	engage in personal investment transactions to an extent that diverts an Employee’s attention from or impairs the performance of his or her duties in relation to the business of the Firm and its Clients;
●	have any direct or indirect financial interest or investment in any dealer, broker or other current or prospective supplier of goods or services to the Firm (other than ownership of publicly traded securities) from which the Employee might benefit or appear to benefit materially; or
●	serve on the board of directors (or in any similar capacity) of another company, including not-for-profit corporations. Authorization for board service will normally require that the Firm not hold or purchase any securities of the company on whose board the Employee sits.

Procedures

Approval. Before undertaking any of the activities listed above, the Employee must provide to the Chief Compliance Officer detailed information regarding all aspects of the proposed activity. The Employee may not undertake such activity until the Employee has obtained written approval from the Chief Compliance Officer.

MODERN CAPITAL MANAGEMENT CO.

Whistleblower Complaints

Background

Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Firm has adopted the following procedures for receiving and reviewing employee whistleblower complaints.

All employee complaints concerning violations of the Advisers Act or any other provision of law, rule, order, standard, or prohibition prescribed by the SEC or any state securities authority should be reported to Cassie Woodward (“Cassie”). The Firm encourages employees to submit complaints to the Cassie before contacting the SEC or other regulatory agencies. This will give the Firm the opportunity to begin investigating the problem as quickly as possible and may increase the amount of the award given to the whistleblower. Complaints may be reported anonymously, however, Cassie will request that the employee put the complaint in writing, and include the exact nature, scope and breadth of the accusation.

Once Cassie has received a complaint, the Firm will take the appropriate actions deemed necessary.

The Firm will quickly investigate the complaint by obtaining all relevant documents and interviewing the appropriate personnel. If the whistleblower is identifiable, Cassie will continually keep the whistleblower informed as to the progress of the investigation but will maintain confidentiality.

After Cassie has reviewed the complaint, the Firm will determine the appropriate action to take to remedy the situation. The Firm will maintain records which contain all the information submitted with the complaint and a report or memorandum detailing the investigation and the actions taken by the advisory committee as a result of the complaint.

Sixty days after an employee files a complaint, Cassie will follow up with the employee to ensure the employee has not been retaliated against. If the employee reports retaliation, Cassie should initiate a follow up investigation by repeating the same procedure as above. If the retaliation was caused by an individual involved in the original review process, that individual will not be involved in the retaliation investigation.

To track employee retaliation, the Firm will maintain a confidential record keeping system that will enable it to track the employment history of those employees who have filed whistleblower complaints so that the Firm can track whether those employees were treated fairly. This record keeping system will also be used to ensure that the anti-retaliation protections are not being abused by any employees of the Firm.

MODERN CAPITAL MANAGEMENT CO.

RETALIATION PROHIBITED

The Firm will not discharge or in any other way discriminate against any employee because the employee, whether at the initiative of the employee or in the ordinary course of the duties of the employee, has:

●	Provided, caused to be provided, or is about to provide, information to the Firm, the SEC, any state securities authority, or any other state, local, or federal government authority or law enforcement agency in relation to any violation of the Advisers Act, or any other provision of law, rule, order, standard, or prohibition prescribed by the SEC or any state securities authority;
●	Testified or will testify in any proceeding resulting from the administration or enforcement of any provision of the Advisers Act, or any other provision of law, rule, order, standard, or prohibition prescribed by the SEC or any state securities authority;
●	Filed, instituted, or caused to be filed or instituted any proceeding under the Advisers Act, or any other provision of law, rule, order, standard, or prohibition prescribed by the SEC or any state securities authority; or
●	Objected to, or refused to participate in, any activity, policy, practice, or assigned task that the employee reasonably believed to be in violation of the Advisers Act, or any other provision of law, rule, order, standard, or prohibition prescribed by the SEC or any state securities authority.

The Firm will not tolerate any retaliation against employees for reporting complaints. If any employee believes that he or she has been discharged or otherwise discriminated against by the Firm or any of its employees, that employee may file a complaint with the Secretary of Labor alleging discharge or discrimination and identifying the individual responsible for such act. The complaint will be filed not later than 180 days after the date on which such violation occurs.

MODERN CAPITAL MANAGEMENT CO.

Confidentiality

Background

During the course of employment with the Firm, an Employee may be exposed to or acquire Confidential Information. “Confidential Information” is any and all non-public, confidential or proprietary information in any form concerning the Firm, its affiliates, their investments and investment strategies, or its Clients or any other information received by the Firm from a third party to whom the Firm has an obligation of confidentiality, regardless of when such information was produced or obtained by the Firm. Confidential Information includes documentation in any medium or format whatsoever, and all reproductions, copies, notes and excerpts of any documentation comprising or including any Confidential Information, as well as information orally conveyed to the Employee.

Confidential Information shall not include (i) any information which the Employee can prove by documentary evidence is generally available to the public or industry other than as a result of a disclosure by the Employee; or (ii) any information that the Employee obtains from a third party who is not subject to a confidentiality agreement with the Firm and who did not obtain that information directly or indirectly from the Firm.

Policy

Employees shall not at any time while employed or at any time after being employed (i) disclose, directly or indirectly, any Confidential Information to anyone other than personnel of the Firm; or (ii) use or appropriate any Confidential Information.

Procedures

Physical Security of Information. Employees should avoid discussions of Confidential Information in hallways, elevators, trains, subways, airplanes, restaurants and other public places generally. Use of speaker phones or cellular telephones also shall be avoided in circumstances where Confidential Information may be overheard by unauthorized persons. Documents and files that contain Confidential Information must be kept secure in order to minimize the possibility that such Confidential Information will be transmitted to an unauthorized person. Confidential documents should be stored in locked file cabinets or other secure locations. Confidential databases and other Confidential Information accessible by computer should be maintained in computer files that are password protected or otherwise secure against access by unauthorized persons. All Employees should lock their computers at the end of each work day.

Company Property. Employees may not physically remove Confidential Information from the premises of the Firm except consistent with and in furtherance of the performance of their duties to the Firm. All originals and copies of Confidential Information are the sole property of the Firm. Upon the termination of employment for any reason, or upon the request of the Firm at any time, each Employee promptly will deliver all copies of such materials to the Firm.